Mail Stop 3561
                                                           September 24, 2018

Qi Chen
Chief Executive Officer
Meili Inc.
Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road
Xihu District, Hangzhou, 310012
People's Republic of China

       Re:    Meili Inc.
              Amendment No. 1 to Draft Registration Statement on Form DRS F-1 Submitted September 7, 2018
              CIK No. 0001743971

Dear Mr. Chen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2018 letter.

Management's Discussion and Analysis

Results of Operations

Year ended March 31, 2018 compared to year ended March 31, 2017, page 83

1.     We note your response to comment 18 and your revised disclosure on page
       19. Please tell us your consideration of providing similar disclosure in Management's
 Qi Chen
Meili Inc.
September 24, 2018
Page 2

       Discussion and Analysis pursuant to Item 303(a)(3)(ii) of Regulation S-K and related
       Instructions.

2. We note your response to comment 19. Please disclose the information provided in your correspondence or tell us why you believe this information should not be disclosed.

Business

Our Users

Fashion Influencers, page 106

3. Your disclosure in response to comment 25 on page 107 states that "[you] generally do not provide any significant compensation to opinion leaders and content creators."
       Please revise to discuss the instances in which you do provide significant compensation to opinion leaders and content creators.

Fashion Content

Content Type and Format, page 108

4. We note your revised disclosure in response to comment 23 that "[l]ive video broadcasts contributed RMB1.7 billion, or 11.8% of our total GMV for the year ended March 31, 2018, compared with RMB0.2 billion, or 1.4% for the year ended
       March 31, 2017." Please revise to explain how you determined the total
GMV
       contributed by live video broadcasts during the fiscal periods discussed.

Exhibits

5. We note you have redacted certain information from your exhibits, such as Exhibit
       10.4. If you intend to seek confidential treatment for this information, please ensure you follow the requirements set forth in Rule 406 of the Securities Act or tell us why you do not believe you need to do so. Otherwise, please file fully unredacted versions of your exhibits. For further guidance, please refer to the Division's Staff
       Legal Bulletin No. 1A (July 11, 2011).

6. We note a mandatory arbitration provision in Section 12.12(b) of the Eleventh
       Amended and Restated Shareholders Agreement. Please tell us whether this provision applies to claims made under the federal securities laws of the United States.
 Qi Chen
Meili Inc.
September 24, 2018
Page 3


        You may contact Scott Stringer, Staff Accountant, at (202) 551-3571 or Robyn
Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special
Counsel, at (202) 551-3421, Jennifer L pez, Staff Attorney, at 202-551-3792 or me at (202)
551-3720 with any other questions.


                                                          Sincerely,

                                                          /s/ Jennifer L pez
for

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products